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MAR 18 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-70028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/5/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phase One Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Lexington Avenue, Fl 4
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Desmoine West 917-435-4826
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Desmoine West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phase One Financial Services, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

JOONG J. LEE
Notary Public, State of New York
No. 01LE6220280
Qualified in Rockland County
Commission Expires April 12, 20 22

PHASE ONE FINANCIAL SERVICES, LLC

Statement of Financial Condition
March 5, 2018 to December 31, 2018
and
Report of Independent Registered
Public Accounting Firm

Phase One Financial Services, LLC
Table of Contents

Berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Phase One Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Phase One Financial Services, LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC
Iselin, New Jersey
March 14, 2019

Phase One Financial Services, LLC
Statement of Financial Condition
As of December 31, 2018

ASSETS		
Cash and Cash Equivalents	$	6,504
Total Current Assets	$	6,504
TOTAL ASSETS	**$**	**6,504**
LIABILITIES AND EQUITY		
Member's Equity		
Members Equity	$	6,504
Total Equity	$	6,504
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**6,504**

Phase One Financial Services, LLC Notes to Statement of Financial Condition December 31, 2018

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business
Phase One Financial Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is a limited liability company organized under the laws of the State of Delaware. The Company is 100% owned by Phase One Enterprises, LLC.

The Company is approved to conduct business as a securities broker-dealer in the private placement of securities for customers and to engage in mergers and acquisition advisory services. For the year ending December 31, 2018, the firm did not generate any commission revenue from private placement activities but did receive payments from investment banking clients.

Under its membership agreement with FINRA the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Basis of Accounting
The financial statements of the company have been prepared in conformity with the accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the year ending December 31, 2018, the Company has maintained one bank account and has no investments in securities.

Income Taxes
As a limited liability company, the Company's taxable income or loss is allocated to its member in accordance with its respective ownership percentage. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's and members' income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Note 2 – Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, as the Company is within its first 12 months of approval as a broker dealer. At December 31, 2018, the Company had net capital of $6,504 which was $1,504 in excess of its required net capital of $5,000. The Company's aggregate indebtedness requirement was $0.

Note 3 – Going Concern
To ensure the Company has sufficient net capital and cash flow to maintain operations, the Company will need to generate revenue and/or obtain additional capital contributions in the calendar year 2019. Failure to receive additional capital or generate revenue will result in the Company's inability to continue as a broker-dealer. The parent company remains committed to funding the Company as needed to ensure the Company's ability to remain a going concern. The Company accepted a $50,000 investment from a third party in January 2019.

Note 4 – Concentrations of Credit Risk and Other Business Concentrations
The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2018 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2018, the Company had no uninsured cash balances.

Note 5 – Subsequent Events
In preparing these financial statements, the Company has evaluated events and transactions through the date of issuance of these financial statements for potential recognition or disclosure on the financial statements of the Company at December 31, 2018.

Note 6 – Occupancy
The Company occupies a space at 450 Lexington Avenue in New York City on a month to month basis.